October 30, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Ms. Kayla Florio and Ms. Katherine Hsu

Re:	BMW Auto Leasing LLC Registration Statement on Form SF-3 Filed July 8, 2015 File No. 333-205553

Dear Ms. Florio and Ms. Hsu:

On July 8, 2015 (the “Filing Date”), our client, BMW Auto Leasing LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3 (the “Initial Registration Statement”), including a form of prospectus for use in offering a series of asset-backed notes (the “Initial Prospectus”) and certain exhibits (the “Initial Exhibits” and, together with the Initial Prospectus, the “Initial Documents”).  On August 4, 2015, we received a letter containing your comments (the “Comments”) to the Initial Documents.  In response to the Initial Comments, the Initial Registration Statement was amended by filing on October 8, 2015 a Pre-Effective Amendment No. 1 to the Registration Statement (the “First Amended Registration Statement”), including an amended form of prospectus (the “First Amended Prospectus” and, together with the First Amendment Registration Statement, the “First Amendment Documents”). On October 26, 2015, we received  your oral comments (the “Oral Comments”) on the First Amendment Documents.  As of the date hereof and in response to the Oral Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 2 to the Registration Statement, including an amended form of prospectus (the “Second Amended Prospectus”).  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Oral Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and our summary of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments, headings and Responses are all to the Second Amended Prospectus.  Capitalized terms that are used in this letter, unless otherwise defined, have the meanings set forth in the Second Amended Prospectus.

              [The [Swap][Cap] Agreement, page 137

1.   Comment:

Please revise to indicate that the financial information required by Item 1115(b(1)) of Regulation AB regarding the cap or swap counterparty will be included if the significance percentage is 10% or more, but less than 20%.

               Response:

We direct your attention to page 140 of the Second Amended Prospectus, where we have further clarified the requested disclosure that already appears in bold and brackets.

 [Remainder of Page Intentionally Left Blank]

Should you have any further questions or comments please contact me at 212-309-6200.

Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc:	Mr. Edward A. Robinson
Mark W. Redman, Esq.